SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For: December 17, 2009

BONSO ELECTRONICS INTERNATIONAL INC.
(Translation of Registrant’s name into English)

Unit 1915-1916, 19/F, Delta House 3 On Yiu Street, Shek Mun, Shatin, Hong Kong (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__	Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______	No ___X__

Exhibits

99.1      Press Release dated December 17, 2009

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: December 17, 2009	By: /s/ Albert So
Albert So, Chief Financial Officer And Secretary